

Russell Wayne Groves · 3rd

Commissary Over All Things That Are Good (Producer) at
Ralph Smyth Entertainment

Austin, Texas · 500+ connections · **Contact info**

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Ralph Smyth Entertainment

The University of Texas at
Austin

About

Russell Wayne Groves began his film & business career in 2002 while attending the University of Texas at Austin.
Concurrent with classes, he took a position with a civil engineering construction firm and was quickly promoted to
Chief Estimator, where he helped secure and manage $250 million in civil construction projects over a span of 3
years. Although he was successful, his love and interest for filmmaking lead him to "moonlight" on several short
films before becoming a full-time producer in 2008.

Russell quickly co-founded Ralph Smyth Entertainment, a production company in Austin Texas, alongside talented
filmmakers: Andrew Lee, Bradley Jackson and David James Ward. They first garnered attention in 2010 with their
festival-favorite short film "The Man Who Never Cried", and since then, Russell's producing duties have stretched
from viral sketches and commercials to critically-acclaimed feature films like "Balls Out" aka "Intramural", an epic
sports-comedy featuring rising stars like Kate McKinnon and Beck Bennett from 'Saturday Night Live', and "Lord
Montagu", a documentary following the fascinating story of one of England's most controversial and iconic
aristocrats. "Balls Out" recently premiered at the 2014 Tribeca Film Festival, and was picked up by MGM/Orion for a
limited theatrical release on June 19th, 2015.

Along with several other projects in various stages of development, Russell is currently in post-production on
"Dealt", a documentary about Richard Turner, who's widely considered to be one of the world's greatest card
magicians...and he's also completely blind.

Specialties: Making things happen.

Experience



Commissary Over All Things That Are Good (Producer)
Ralph Smyth Entertainment
Mar 2011 – Present · 9 yrs
Austin, TX

RALPH SMYTH ENTERTAINMENT (RSE) RSE is an entertainment production company formed
by four award-winning filmmakers: Andrew Lee, Russell Wayne Groves, Bradley Jackson, and
David James Ward.

Collectively, RSE has produced narrative and documentary films garnering over 50 film festival
selections and 20 festival awards, including "DMT: The Spirit Molecule" (622,000+ Facebook
fans, released by Gravitas Ventures/Warner Bros Digital), "Lord Montagu" (2012 London
premiere at the BAFTA Theatre), and "Balls Out" (starring cast from SNL, Twilight, T ...see more

Partner
G4 Film & Rentals, LP

Oct 2010 – Present · 9 yrs 5 mos


CEO
Cineroo, LLC
Jan 2010 – Present · 10 yrs 2 mos
Austin, TX

Cineroo is an online film and commercial video production management software that organizes files, information, communication, and filmmakers through every stage of the production lifecycle. From development to distribution, Cineroo increases efficiency and results in productions of all sizes and experience levels.   ...see more


Producer/Partner
Llessur Sevorg Productions, LP
Oct 2007 – Mar 2011 · 3 yrs 6 mos

Education


The University of Texas at Austin
Civil Engineering, Radio/Television/Film

Graham High School

Skills & Endorsements

Film Production · 75

 Endorsed by **Douglas Blush and 7 others who** are highly skilled at this

 Endorsed by **8 of Russell Wayne's colleagues at** Ralph Smyth Entertainment

Film · 45

 Endorsed by **Douglas Blush and 4 others who** are highly skilled at this

 Endorsed by **7 of Russell Wayne's colleagues at** Ralph Smyth Entertainment

Video Production · 43

 Endorsed by **6 of Russell Wayne's colleagues at** Ralph Smyth Entertainment

 Endorsed by **11 people who know Video** Production

Show more ⌄

Recommendations

Received (1)   Given (2)


Milo Pierce Stephenson
Interview Host for
BADwithCOOLness -- the
show for kids who like to
rock!

April 27, 2011, Russell Wayne
was senior to Milo Pierce but
didn't manage directly

Russell Groves runs a tight ship. He made sure the cast was on time, the crew was on schedule, and the production stayed under budget. What more could you ask for from a producer? Oh yes... he also has a great eye for up and coming young actors! --Milo Man

Accomplishments

3 **Projects**
    Balls Out aka Intramural · Austin High · The Man Who Never Cried

2 **Languages** ⌄
German • Spanish

Interests

 **Phi Kappa Psi Alumni & Undergra...**
10,684 members

 **Ralph Smyth Entertainment**
107 followers

 **Austin Film Society Network**
1,152 members

 **The University of Texas at Austin**
499,987 followers

 **Texas Exes**
56,435 members